SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China

January 15, 2015

VIA E-MAIL
Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Form 10-K/A for the Fiscal Year Ended December 31, 2013
Filed October 24, 2014 File No. 1-34246 Response to Comment Letter dated December 22, 2014

Dear Mr. Cash:

This letter is being written by SmartHeat Inc. (the “Company”) in order to respond to the comment letter, dated December 22, 2014 regarding the above-captioned filing of the Company. Please note that, for the Staff’s convenience, we have reproduced each of the Staff’s comments and the Company’s response to each comment follows immediately thereafter.

Form 10-K/A for the Fiscal Year Ended December 31, 2013
Consolidated Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm

1.
It appears to us the report of your independent registered public accounting firm is required to include an explanatory paragraph, following their opinion paragraph, that states your financial statements have been restated and refers to the required restatement disclosures in Note 24. Please refer to Auditing Standard No. 6 and AU 508. It also appears to us that the dual date of the report of your independent registered public accounting firm should refer to Note 2 which was also revised as a result of the restatement. Please have your auditor revise their report, as appropriate and file an amendment to your filing. We remind you to include currently dated certifications that refer to the amended form in any amendments you file.

Response:

The Company proposed to file an amendment to Form 10-K/A for the Fiscal Year Ended December 31, 2014 with the following explanatory paragraph:

Mr. John Cash
U.S. Securities and Exchange Commission
January 15, 2015

“Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
SmartHeat Inc.

We have audited the accompanying consolidated balance sheets of SmartHeat, Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 24 to the consolidated financial statements, the financial statements for the year ended December 31, 2013, have been restated to correct a misstatement.

/s/ Goldman Kurland and Mohidin, LLP
Goldman Kurland and Mohidin, LLP
Encino, California
April 11, 2014 except for note 2, 5, 7, 16, 23 & 24 are as of October 21, 2014”

Mr. John Cash
U.S. Securities and Exchange Commission
January 15, 2015

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2.
It is unclear to us how you determined it is appropriate to allocate any of the impairments you recorded in your restated financial statements to the non-controlling interest. We note that even after the impairments you recorded the amount paid by the non-controlling interest for the percentage interest they acquired was less than the net book value of the assets they acquired. Please tell us the accounting literature you relied on to allocate any of your 2013 loss to the non-controlling interest.

Response:

The impairment loss is part of net loss, and net loss is allocated to non-controlling interest (“NCI”) based on non-controlling interest ownership percentage.

The Company sold 40% equity interests in Taiyu, Siping, SmartHeat Energy, Ruicheng and Xinrui (‘Target Companies”) on December 30, 2013, and performed the impairment test on long-lived assets of Target Companies on December 31, 2013, which resulted in an impairment loss of $13.73 million.

The Company believes it is appropriate to allocate the impairment loss as recorded in its financial statements to the NCI. The impairment loss of $13.73 million was recognized on December 31, 2013 which occurred after the sale of 40% of the equity interests previously held by the Company in Target Companies on December 30, 2013. The NCI thus was formed prior to the date on which the loss was recognized, which was on December 31, 2013.  As a result, the Company determined that 40%, or $5.49 million, of the impairment loss of $13.73 million should be allocated to NCI.

The Company believes it correctly recorded the amount paid by the NCI for the percentage they acquired at less than the net book value of the assets they acquired.  As mentioned above, the Company concluded that is appropriate to perform the impairment test of long-lived assets for Target Companies on December 31, 2013 (after the 40% equity interest sale of Target Companies on December 30, 2013).  On December 30, 2013, the Company sold 40% ownership in Target Companies for RMB 5 million ($0.82 million) and had the option to sell the remaining 60% ownership in Target Companies for RMB 8.5 million ($1.39 million), which represented a significant decrease in the market price of its long-lived assets (asset group) occurring before the end of its previously estimated useful life of the long-lived assets. The Company concluded that lower sale price represented a strong indication that the carrying amount of its long-lived assets (asset group) would not be recoverable. The Company therefore performed an asset recoverability test on December 31, 2013, by comparing the assets’ estimated future undiscounted cash flows with their carrying value and concluded that the long-lived assets were not recoverable as of December 31, 2013. The Company further calculated the impairment loss amount of Target Companies by determining the fair value of the long-lived asset group and recorded a write-down (loss) for the difference between their carrying value on December 31, 2013 and their fair value using the discounted cash flow approach.  Since the NCI held 40% of Taiyu, Siping and SmartHeat Energy on December 31, 2013, the Company concluded it was appropriate to allocate to the NCI 40% of $13.73 million impairment loss recognized on December 31, 2013.

Mr. John Cash
U.S. Securities and Exchange Commission
January 15, 2015

In addition, from Balance Sheet perspective, the NCI account in the equity section reflected 40% of the net assets of the Target Companies the NCI acquired. Regardless of whether the impairment test of long-lived assets of Target Companies is performed prior to or after the sale of the 40% equity interests of the Target Companies, the impact to the NCI in the balance sheet are the same. The NCI will bear their portion of impairment loss because each equity account of the Target Companies (including retained earnings/accumulated deficit) is required to be allocated to NCI as a result of the sale of the 40% equity interest. If the impairment test was performed prior to the sale of the 40% equity interest in the Target Companies, sale, the net assets of the Company, including the Target Companies, would decrease by $13.73 million and the carrying amount of each equity account allocated to the NCI would decrease correspondingly by its ownership percentage, causing the NCI to bear the impairment loss for its ownership percentage as well.  Thus, the Company correctly performed the impairment test after the sale of the 40% equity interest of the Target Companies, resulting in an impairment loss properly allocated to NCI. The Company’s treatment is consistent with the loss being recognized after the NCI was created.

The Company primarily relies on ASC 810 (FAS 141R and FAS 160) for its accounting literature.  The amount of consolidated net income/loss attributable to the parent and to the NCI is required to be clearly identified and presented on the consolidated statement of operations for their respective interest pursuant to ASC 810 (FAS 141R and FAS 160).

The Company followed Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, “Consolidation,” which established new standards governing the accounting for, and reporting of, non-controlling interests in partially owned consolidated subsidiaries and non-controlled subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs, previously referred to as minority interests, be treated as a separate component of equity, not as a liability, as previously treated. In addition, this standard provides that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements by the Company. Losses attributable to the NCI in a subsidiary may exceed the NCI’s interests in the subsidiary’s equity. The excess attributable to the NCI is attributed to those interests. The NCI is required to be attributed its share of losses even if that attribution results in a deficit NCI balance.

After taking into account the sale of 40% equity interest of Taiyu, Siping, Shengyang Energy, Ruicheng and Xinrui on December 30, 2013, the Company owned 60% of Taiyu, Siping and Shenyang Energy, and 30.6% of Ruicheng and 27.6% of Xinrui. For accounting purposes, the 40% net loss (excluding the impairment loss) of Taiyu, Siping, Shenyang Energy were not allocated to non-controlling interest between December 30, 2013 and December 31, 2013, as the change in ownership interest does not change financial results materially between December 30, 2013 and December 31, 2013. However, the Company performed long-lived assets impairment test for Taiyu, Siping, Shengyang Energy on December 31, 2013, and recognized $13.73 million impairment loss with 40%, or $5.49 million, allocated to the NCI on December 31, 2013 because the amount is material.

Mr. John Cash
U.S. Securities and Exchange Commission
January 15, 2015

The amount paid by the NCI for the percentage interest they acquired was less than the net book value of the assets they acquired.  The Company discussed this issue with the staff in response to the staff’s prior comment letter. The Company did not come across any guidance under U.S. GAAP where the selling price should be more than the net assets of the disposing entities when those entities are incurring losses.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

_____________________________
Oliver Bialowons
President, Smartheat

cc:           R. Newman, Esq. Newman & Morrison, LLP.